SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34743

October 28, 2022

AGENCY: Securities and Exchange Commission ("Commission" or "SEC")

ACTION: Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940.

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of October 2022. A copy of each application may be obtained via the Commission's website by searching for the applicable file number listed below, or for an applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at https://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Public Reference Room at (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the relevant applicant with a copy of the request by e-mail, if an e-mail address is listed for the relevant applicant below, or personally or by mail, if a physical address is listed for the relevant applicant below. Hearing requests should be received by the SEC by 5:30 p.m. on November 22, 2022, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the

Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESS: The Commission: Secretarys-Office@sec.gov.

FOR FURTHER INFORMATION CONTACT: Shawn Davis, Assistant Director, at (202) 551-6413 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

BMO Exchange Traded Funds [File No. 811-23313]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Date: The application was filed on September 19, 2022.

Applicant's Address: Gisele.sutherland@bmo.com.

Infusive US Trust [File No. 811-23426]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On June 21, 2022, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $35,000 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Date: The application was filed on July 12, 2022.

Applicant's Address: brett@infusive.com.

Master Large Cap Series LLC [File No. 811-09739]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On April 25, 2022, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $4,000 incurred in connection with the liquidation were paid by the applicant's investment adviseror its affiliates.

Filing Date: The application was filed on September 30, 2022.

Applicant's Address: jkean@sidley.com.

NexPoint Latin American Opportunities Fund [File No. 811-23153]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Date: The application was filed on September 29, 2022.

Applicant's Address: cal.gilmartin@klgates.com.

Salient Midstream & MLP Fund [File No. 811-22626]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Salient MLP & Energy Infrastructure Fund, a series of Salient MF Trust and on September 13, 2022 made a final distribution to its shareholders based on net asset value. Expenses of $315,000 incurred in connection with the reorganization were paid by the applicant and the acquiring fund.

Filing Date: The application was filed on September 29, 2022.

Applicant's Address: cal.gilmartin@klgates.com.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Sherry R. Haywood
Assistant Secretary